

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via E-mail
Andrew M. Listerman
President
Prime Time Travel, Inc.
809 Heavenly Lane
Cincinnati, OH 45238

> **Re:** **Prime Time Travel, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 6, 2011**
> **File No. 333-174703**

Dear Mr. Listerman:

We have reviewed your responses to the comments in our letter dated September 28, 2011 and have the following additional comments.

Shares Eligible for Future Sale, page 23

Rule 144, page 23

1. We note the last paragraph of this section that discusses the unavailability of Rule 144 to shell companies. Please revise to disclose that you are a shell company or explain to us why you believe you are not a shell company.

Management's Discussion and Analysis, page 33

Overview, page 33

2. The $85,017 of tour expenses does not appear to include the $4,500 paid to one of the coaches as discussed on page 25. Please revise your disclosure or explain the inconsistency.

Expenditures, page 34

3. We note that you have included $60,000 in estimated technical support staff expenses for the next twelve months. It does not appear that you discuss these estimated expenses elsewhere in MD&A or in your Business section. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and

Andrew M. Listerman
Prime Time Travel, Inc.
October 20, 2011
Page 2

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

(cc via e-mail): Cheryll J. Calaguio, Esq.
Gersten Savage LLP